

February 21, 2013

Via E-mail
Sarah M. Starkweather
UBS AG
677 Washington Blvd.
Stamford, Connecticut 06901

>   **Re:**   **UBS AG**
>   **424 Prospectuses relating to Registration Statement on Form F-3ASR**
>   **Filed January 11, 2012**
>   **File No. 333-178960**

Dear Ms. Starkweather:

We have reviewed certain of your prospectus supplements for structured note offerings and your responses to our letter dated April 12, 2012 and considered our subsequent discussions with you. We have a number of comments that we have identified below. Please respond to this letter within ten business days confirming to us that you will comply with our comments in this letter and in our prior letter in your future prospectus supplements or explaining why you believe the comment is not appropriate. Please note that it is possible that we may have additional comments on the prospectus supplements you file in the future.

Pricing and Value of Structured Notes

We believe that, similar to the requirements of Regulation S-K Items 201, 501, and 505 for equity securities, the method by which the price of the structured note being offered is determined through evaluation of its components and the value of such components should be described, particularly since the price and value of the structured note are not readily determinable from public information regarding your outstanding debt obligations. In our discussions, you have described the components of the public offering price of the structured note and the issuer's or its affiliates' estimate of the value of the structured note. Since you or your affiliates develop these valuations, we believe that it is important for investors to understand the difference between the original issue price of a structured note and its value as estimated by you or your affiliate in structuring the note and determining its pricing (the "issuer's valuation").

Issuer's Valuation

In order to clarify the disclosure for investors about the pricing and market value of the securities, we believe you should prominently disclose, together with the price of the structured note as required by Item 501 of Regulation S-K, the issuer's valuation of the structured note on the cover page of the prospectus. We believe that investors should be able to understand the difference between the issuer's valuation and the original issue price that they are paying for the structured note. In order for investors to understand this difference in a clear manner, we believe the issuer's valuation that is disclosed should not include hedging costs (except in one limited circumstance described below), underwriting discounts or commissions and other transaction costs. In a typical structured note offering, we believe that the disclosed issuer's valuation should consist of a single number that is comprised of the sum of the issuer's valuation of the two components of the structured note: (1) the fixed income bond and (2) the embedded derivative(s). As discussed below, information about hedging and other costs also may be disclosed.

You may use narrative disclosure to explain how you derive the issuer's valuation of the structured note. For instance, if you include narrative disclosure, you could disclose that the issuer's valuation is determined by using internal pricing models. In that case, it may be appropriate to narratively describe the pricing models and the relevant inputs and assumptions used in such models. As discussed below, narrative disclosure should include a discussion of the risks inherent in your valuation methodology and related assumptions.

It is our understanding that the value of the fixed income bond component of the issuer's valuation may reflect either (i) an interest rate that you determine you are willing to pay to issue similar debt securities (known as an "internal funding rate") or (ii) an interest rate that reflects your secondary market credit spreads. We understand that the internal funding rate may represent a discount from your secondary market credit spreads. We have observed that issuers typically use an internal funding rate in calculating the value of the fixed income bond in order to account for higher issuance, operational and ongoing management costs of structured notes in comparison to those costs for conventional fixed-rate debt, which is generally issued at an interest rate that reflects secondary market credit spreads. If the internal funding rate is used, we believe that you should include appropriate disclosure to describe how the use of an internal funding rate, rather than secondary market credit spreads, impacts the issuer's valuation of the structured note. In addition, we believe that you should discuss in appropriate risk factor disclosure the risks that arise because this difference affects the value of the structured note at issuance as compared to the price of the structured note in the secondary market.

We have observed that when issuers value the embedded derivative component, they use valuation models that have various inputs. To develop these valuation models, issuers use traded market prices on comparable derivative instruments to derive the inputs for their embedded derivative valuation models (customarily called "mid-market inputs"). These inputs can be used to estimate the value of other embedded derivatives that offer terms similar to the comparable traded derivative instruments. For structured notes, issuers generally make adjustments to the mid-market inputs to estimate the value of an embedded derivative that does not have an observable market price. Such inputs are generally determined in the same manner for financial statement reporting purposes. If you do not use mid-market inputs, we believe you should disclose this fact, describe what you use, and the risk that the embedded derivative is being valued differently than other similar derivatives.

In addition, except in one limited circumstance noted below, we believe the disclosed valuation of the embedded derivative should not include "hedging costs" or other "transaction costs" of you or your affiliates arising from the issuance of the notes. We have observed that some issuers may use only a bidding process with unaffiliated third parties rather than internal pricing models to value the embedded derivative in the structured note. If you do not bid out the pricing of the embedded derivative to an unaffiliated third party or you use an internal pricing model to value the embedded derivative for any reason, the value of the embedded derivative should not include any hedging and other transaction costs of you or your affiliates. These costs should not be included because they are costs to you as the issuer separate from the value of the embedded derivative component. If you (i) bid out the pricing of the embedded derivative to an unaffiliated third party as the sole method of valuing the embedded derivative, (ii) do not use any internal pricing model to value the embedded derivative for any reason and (iii) disclose in your prospectus that you will engage in the derivative transaction with such unaffiliated third party, then you may use the unaffiliated third party's bid for valuing the embedded derivative. We understand that the unaffiliated third party's bid may already include their hedging costs. In this limited circumstance, your disclosure should indicate that the issuer's valuation includes the unaffiliated third party's estimated hedging costs as part of its bid price for the embedded derivative.

Other Costs or Amounts

In addition to the disclosure of the issuer's valuation, we believe that as part of your pricing disclosures you should include narrative disclosure to explain (i) the fees, costs and other amounts that you add to the issuer's valuation to calculate the original issue price of the structured notes and (ii) whether those amounts received from investors are used or retained by you or an affiliate. As appropriate, you may quantify such disclosed fees, costs and other amounts.

Timing

Consistent with Securities Act Rule 159, we believe that information about the issuer's valuation should be conveyed to investors <u>prior</u> to the time of sale so that they can make an informed investment decision. If the structured notes are marketed using a preliminary prospectus or preliminary term sheet, and you use a range of the initial offering price or pricing terms of the structured notes in such materials, then we understand you may also have developed a range of the issuer's valuation of the structured notes, which also should be disclosed. In addition, you should provide sufficient disclosure in the preliminary prospectus or preliminary term sheet so that investors can assess the correlation between the range of the original issue price and the range of the issuer's valuation.

Risk Factors

Depending upon the facts and circumstances of a particular offering, the prospectuses for your structured note offerings may need to include risk factor disclosure[1] relating to the pricing and valuation of the structured notes, as applicable, including:

- the risk that the issuer's valuation will be less than the original issue price;
- risks arising from the fact that the embedded derivative is not valued using mid-market inputs;
- risks to the effect that the use of an internal funding rate, rather than secondary market credit spreads, may result in a value of the structured note at issuance that is different from the price of the structured note in the secondary market;
- the risk that secondary market prices will likely be lower than the original issue price because secondary market prices (i) take into account your secondary market credit spreads and (ii) exclude your costs of hedging your obligation on the notes, underwriting discounts and commissions and other transaction costs;
- any risks arising from the manner in which customer account statement values after issuance are determined and why these values may be temporarily higher than the secondary market values of the notes;
- the factors that may affect secondary market prices such as changes in market conditions, your creditworthiness, and customary bid/ask spreads for similarly sized trades; and
- any conflicts of interest arising from the determination of the structured note price, the issuer's valuation, or the sale of the structured notes by an affiliate of the issuer.

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[1] See Item 503 of Regulation S-K.

Secondary Market

We note that prospectuses disclose that the issuer or its affiliates may, but are not obligated to, make a secondary market in the structured notes. We have observed that immediately following the issuance of structured notes, where there is disclosure that issuers or their affiliates may repurchase the notes, the price at which the issuer or its affiliates may initially repurchase structured notes may exceed the issuer's valuation, the secondary market price of the notes, and the value of these notes on customer account statements. We understand that this temporary difference may occur because the repurchase price may include "reimbursement" of (i) amounts that the issuer will not be using to hedge its future exposures on the notes, and (ii) other amounts that the issuer added to the issuer's valuation to determine the price of the notes at initial issuance.

If applicable, we believe that you should disclose why the price at which you or your affiliates may initially repurchase the notes may exceed the secondary market price for the notes. We also believe that you should disclose whether investors will always receive a higher repurchase price immediately after the issuance of the notes or whether it is discretionary. Further, since the time period for the temporary price difference is typically determined at the time of the initial pricing of the notes, you should disclose such time period and the reason for choosing the time period. We have observed that sometimes this time period is referred to as an "amortization" period. However, we believe this terminology may confuse investors. Instead, we believe you should use clear disclosure to explain to investors the reason for the potential temporary difference between the repurchase price, the issuer's valuation, the secondary market price, and if applicable, the value on customer account statements.

If you have any questions regarding these comments, please contact me or Raquel Fox at (202) 551-3860.

Sincerely,

/s/ Amy Starr
Amy Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance